FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, the Chilean Financial Market Commission and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting and Extraordinary Shareholders Meeting, both to be held on March 22, 2018. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on March 5, 12 and 19, 2018.

Santiago, February 28, 2018.

Mr. Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on March 22, 2018 at 10:00 hours, at the Auditorium of Banco de Chile, located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)                Approval of Annual Report, Balance Sheet, Financial Statement and External Auditors Report of  Banco de Chile, for the year 2017.

b)                The distribution of the distributable net income for the year ended December 31, 2017 and approval of the dividend number 206 of CLP$ 3.14655951692 per  share corresponding to 60% of such distributable net income. Said dividend, if approved, will be payable after such meeting, at the Bank´s Offices.

c)                Directors’ remuneration.

d)                Definitive appointment of  Director.

e)                Directors and Audit Committee’s remuneration and approval of their operational expenses budget.

f)                Appointment of external auditors.

g)                Ratification of Private Risk Assessors.

h)                Directors and Audit Committee’s Report.

i)                Information on related transactions pursuant Chilean Corporations Act (Ley sobre Sociedades Anónimas), and

j)                Other matters pertinent to General Ordinary Shareholders Meetings according to the Law and to the Bank’s bylaws

Likewise, the Board of Directors agreed to summon to an Extraordinary Shareholders Meeting to be held on the same date and place than the Ordinary Shareholders Meeting and immediately after such Ordinary Shareholder Meeting, in order to address the following matters:

•                Increase the Bank’s capital through the capitalization of 40% of the distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of CLP$ 93.73 per share which will be distributed among the shareholders in the proportion of  0.02238030880 fully paid-in shares for each share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of Law 19,396.

•                Amend the Fifth Article of the bylaws, related to the capital and shares of the Bank and the First Transitory Article of the bylaws.

•                Adopt the necessary agreements to legalize and execute the agreed upon amendments of the bylaws

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer